

October 28, 2011

Via Email
Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

        Re: **Dividend Capital Total Realty Trust, Inc**.
                        Schedule TO-T filed September 30, 2011 by MPF Flagship Fund 14,
                        LLC., MPF Income Fund 26, LLC, MPF Northstar Fund, LP, MPF
                        Flagship Fund 15, LLC, MPF Platinum Fund, LP, Coastal Realty
                        Business Trust and Mackenzie Patterson Fuller
                        File No. 005-85609

Dear Mr. Patterson:

       We have reviewed your response dated October 20, 2011 and have the following comments.

Schedule TO-T

General

1.   We note your response to prior comment 2. An explanation of the reasons why the filing persons would still seek to commence a subsequent offer for the same company's shares within a week of launching a prior offer, which was thwarted by the actions taken by the target company, appear to be material to an understanding of your future plans. Please revise your disclosure accordingly.

2.   We reissue prior comment 3. Please revise to clarify the condition. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The condition must be drafted with sufficient specificity to allow for objective verification that the condition has been satisfied. Your interpretation of the condition results in the bidder being able to determine, in its discretion, whether "any" action, (i.e., not just actions taken by the listed entities), triggers any of the broad range of consequences outlined in paragraph (a). The ambiguity of the condition creates the implication that the offeror may conduct an illusory offer in potential contravention of Section 14(e). Please revise the condition.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions